UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statements of Net Assets Available for Benefits as of December 31, 2013 and December 31, 2012.
2.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013, 2012 and 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                    Date:   March 20, 2014
THE GILLETTE COMPANY GLOBAL
EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Susan Carver
Susan Carver
Trustee
The Gillette Company Global Employee Stock Ownership Plan

EXHIBITS:

23	Consent of the Deloitte LLP

The Gillette Company
Global Employee Stock
Ownership Plan

Financial Statements as of December 31, 2013 and December 31, 2012,
and for the Years Ended December 31, 2013, 2012 and 2011, and
Reports of Independent Registered Public Accounting Firms

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and December 31, 2012	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2013, 2012 and 2011	3

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Years Ended December 31, 2013, 2012 and 2011	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and the Participants of The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying Statements of net assets available for benefits of The Gillette Company Global Employee Stock Ownership Plan (the "Plan") as of December 31, 2013 and 2012 and the related Statement of changes in net assets available for benefits for the years ended December 31 2013, 2012 and 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for  benefits for the years ended December 31, 2013, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP
Deloitte LLP

Newcastle upon Tyne, United Kingdom

20 March, 2014

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
	$	$
ASSETS:
Investments — at fair value:
The Procter & Gamble Company common stock (cost
$1,137,609 and $1,404,387 in 2013 and 2012
respectively) (Note 6)	2,048,927	2,154,557

Total investments	2,048,927	2,154,557

NET ASSETS AVAILABLE FOR BENEFITS	2,048,927	2,154,557

The accompanying notes are an integral part of these financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

	2013	2012	2011
ADDITIONS/ (LOSSES):	$	$	$

Investment Income/(Loss):
Dividends on common stock (Note 6)	55,597	66,022	72,443
Realized gain on investments sold (Note 4)	240,901	180,284	156,949
Net appreciation/(depreciation) in fair value
of The Procter & Gamble Companycommon stock (Note 4)	161,148	(144,110)	(67,482)
Total Investment Income	457,646	102,196	161,910

Income from participating Procter & Gamble companies (Note 6)	11,000	12,000	16,000
Total Additions	468,646	114,196	177,910

DEDUCTIONS:
Benefits paid to participants (Note 4)	563,276	524,179	484,916
Administrative expenses (Note 6)	11,000	12,000	16,000

Total Deductions	574,276	536,179	500,916

DECREASE IN NET ASSETS	(105,630)	(421,983)	(323,006)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,154,557	2,576,540	2,899,546

End of year	2,048,927	2,154,557	2,576,540

The accompanying notes are an integral part of these financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a stock ownership plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble”), (collectively, the “Company”).  The following provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a share purchase plan established by Gillette to provide a means for eligible employees to tax efficiently purchase shares of the company.  It is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not subject to income taxation. Capita Plan Share Services is the Plan fiduciary and BMO Capital Markets is the custodian for the accounts.

On January 27, 2005, and in connection with the Company’s acquisition of Gillette, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Plan would merge with and into the Procter & Gamble International Stock Ownership Plan or other Procter & Gamble international plans (collectively “ISOP”). Over the years each country has adopted the P&G benefit plans that include the ISOP, so their participation in the plan has terminated. Since 2010, the United Kingdom is the only remaining country participating in the Plan and the Company continues to evaluate the options for the United Kingdom.

Effective January 1, 2008, participants of the Plan were eligible to make contributions to ISOP and ceased making contributions to the Plan.

Eligibility — Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico.  Eligible employees could have enrolled in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions — Eligible employees could have contributed 1 percent to 10 percent of their compensation to the Plan through payroll deductions.  A participating employee could have changed the contribution rate effective as of the first day of any month.  Employer contributions were made to the accounts of participants who were contributing to the Plan in amounts equal to 50 percent of the participant’s contributions, up to 1 percent of each participant’s eligible pay. Effective 1 January 2008 contributions were frozen as per Note 6.

Participant Accounts — Individual accounts have been maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.

As of December 31, 2013, the Plan has a total of 205 participants participating in the Plan solely in the United Kingdom.

Investments — All employee and employer contributions were converted into U.S. dollars and then invested in shares of the Company’s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day).  Sales of the Company’s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees.  Any dividends on shares of the Company’s common stock are invested in additional shares of the Company’s common stock.

Vesting —Participants were immediately vested in all shares of the Company’s common stock credited to their respective Plan accounts.

Payment of Benefits — Prior to the Merger Agreement, distributions of account balances were made when the employment of a participant ceased, unless upon retirement the participant’s account was credited with at least 100 shares of the Company’s common stock, and the participant elected to defer payment.  If an election was made to defer the distribution, retirees could have made up to two requests a year for distributions of all or a portion of their account balance.

For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account was made in the form of a lump-sum payment.

All distributions were made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elected to receive the account balance in the form of shares of the Company’s common stock.

While employed, participants could have elected to take up to two in-service withdrawals from their account balances during a calendar year.  Effective October 1, 2005, upon a change in control of the Plan sponsor, all shares in the Plan became mature and immediately available for sale.  Since then participants have been able to elect cash, share certificate, or electronic transfer of shares to the ISOP for both in-service and termination withdrawals.  Only whole shares were processed for in-service withdrawals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in Company common stock which represents a concentration in investments.   Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common company stock are stated at fair value. Quoted market prices are used to value these investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.

Net Appreciation / (Depreciation)  in Fair Value of Investments - Realised and unrealised appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realised appreciation / (depreciation), or on the last day of the year for unrealised appreciation / (depreciation).

Administrative Expenses — Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Company’s common stock. Costs relating to the administration of the Plan are paid by the Company. In 2013, the decision was taken to display the Administrative Expenses and the reimbursement from the Company on the face of the Statements of changes in net assets available for benefits rather than through the Notes to the Financial Statements. There is no overall impact to the Net Assets available for benefits for the current year or the comparison years.

Payment of Benefits — Benefits are recorded when paid.

Fair Value Measurements and Disclosures - In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) no. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) 820.  ASU 2011-04 also required the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The Plan adopted this guidance on July 1, 2012.  The effect of the adoption of ASU 2011-04 had no impact on the Plan’s statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.	FAIR VALUE MEASUREMENTS

ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a Level 1 valuation technique, as of December 31, 2013 and 2012.

4.	INVESTMENTS

The Plan’s investment in Company common stock experienced a net appreciation/ (depreciation) in value as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	$	$	$
The Procter & Gamble Company common stock:
Net appreciation/(depreciation)*	161,148	(144,110)	(67,482)

*Excludes unrealized appreciation/ (depreciation) on transferred stock.

The realized gain on sales of Company common stock for the years ended December 31, 2013, 2012 and 2011, was determined using an average cost method as follows:

	2013	2012	2011
	$	$	$
Proceeds on sales of shares	561,862	521,327	479,330
Cost	(320,961)	(341,043)	(322,381)

Realized gain on sales	240,901	180,284	156,949

5.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan administrators believe it is no longer subject to income tax examinations for years prior to 2010.

The Company has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Company’s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

6.	RELATED PARTY TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 25,168 and 31,736 shares, respectively, of Company common stock with a cost basis of $1,137,609 and $1,404,387, respectively. Contributions to the Plan were frozen effective January 1, 2008.

During the years ended December 31, 2013, 2012 and 2011, the Plan recorded dividend income from Company common stock of $55,597, $66,022, and $72,443, respectively.

During the year ended December 31, 2013 the Plan incurred administrative expenses of approximately $11,000.  This compares to $12,000 per annum in 2012 and $16,000 in 2011. The higher costs in 2011 were related to informing members about the activation of an electronic share portal. The costs were paid by companies within the group, headed by the sponsoring company, and not reimbursed by the Plan.

7.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in the Plan agreement.